SIMPSON THACHER & BARTLETT LLP

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212-455-2255	IFERT@STBLAW.COM

August 5, 2015

VIA OVERNIGHT COURIER AND EDGAR

Re:	Performance Food Group Company – Registration
Statement on Form S-1 (File No.: 333-198654)

Mara L. Ransom

Lilyanna Peyser

Daniel Porco

Ta Tanisha Meadows

Robyn Manuel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Performance Food Group Company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 22, 2015 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 originally filed on September 9, 2014 (the “Registration Statement”) and amended by Amendment No. 1 to the Registration Statement filed with the Staff on October 14, 2014, Amendment No. 2 to the Registration Statement filed with the Staff on October 31, 2014 and Amendment No. 3 to the Registration Statement filed with the Staff on July 1, 2015. The Registrant has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects these revisions and generally updates certain information in the Registration Statement.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 4.

Form S-1

Our Company, page 1

1.	We note your disclosure in this section, and throughout the document, that “Winning Together” has driven “meaningful cost-saving benefits” through the first nine months of fiscal 2015. To the extent possible, please quantify the impact that the “Winning Together” initiative has had on your operating expenses. In this regard we note your disclosure on page 51 that operating expenses for this time period actually increased 6.1%.

In response to the Staff’s comment, the Registrant has revised the discussion of operating expenses in its consolidated results of operations on page 51 to more fully describe the impact of the “Winning Together” program, together with other items that affect operating expense, such as mix of customers and channels served, fuel prices, and certain one-time items. The Registrant has also revised the discussion to draw the reader’s attention to the 6.6% increase in the number of cases sold, which is the principal driver of the 6.1% increase in operating expenses. The Registrant respectfully advises the Staff that the Registrant is presently unable to disaggregate the effects on operating expense growth of case growth, mix, factor inflation, fixed cost leverage, and productivity programs such as “Winning Together” with precision.

Use of Proceeds, page 38

2.	Please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K, or tell us why such disclosure is not required.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 38 to provide the information required by Instruction 4 to Item 504 of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition…

Consolidated Results of Operations

Nine Months ended March 28, 2015…, page 50

3.	We note your disclosure that the 12.4% increase in net sales is primarily attributable to securing new street customers as well as further penetrating existing customers. Please separately quantify each factor that has driven material increases in net sales. This comment also applies to the segment results for Performance Foodservice and PFG Customized for the nine months ended March 28, 2015.

In response to the Staff’s comment, the Registrant has revised the discussion of net sales for the nine months ended March 28, 2015 compared to nine months ended March 29,

2014 in its consolidated results of operations on page 50 and its segment results on page 55 for Performance Foodservice to quantify the key factors that contributed to increases in net sales. The Registrant respectfully advises the Staff that the Registrant’s accounting systems do not readily quantify all individual sales growth factors for the Performance Foodservice segment.

Additionally, in response to the Staff’s comment the Registrant has revised the disclosure on page 58 to clarify the key factor in the increase in net sales for PFG Customized.

Fiscal year ended June 28, 2014 compared to fiscal year ended June 29, 2013, page 52

4.	It appears that you mistakenly deleted a portion of this section, as well as a portion of the section originally entitled “Fiscal year ended June 29, 2013 compared to fiscal year ended June 30, 2012.” Please advise or revise.

In response to the Staff’s comment, the Registrant has revised page 53 to restore the portions of its Consolidated Results of Operations that were inadvertently deleted from Amendment No. 3.

* * * * * * *

Please call me (212-455-2255) or Xavier Kowalski of my firm (212-455-3804) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Igor Fert

Igor Fert

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